SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of August, 2008.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page
1.	English press release entitled, “Announcement Regarding the Setting of Terms for Issuing Stock Options (Stock Acquisition Rights) to Employees and Others” made public on Monday, August 4, 2008

2.	English press release entitled, “Announcement Regarding the Setting of Terms for Issuing Stock Options (Stock Acquisition Rights) to Directors and Executive Officers” made public on Monday, August 4, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: August 4, 2008	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Deputy President
ORIX Corporation

August 4, 2008

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Communications

Nigel D.R. Simpson

Tel: +81-3-5419-5102

Fax: +81-3-5419-5901

E-mail: orixir@orix.co.jp

URL: www.orix.co.jp/index_e.htm

Announcement Regarding the Setting of Terms for Issuing Stock Options (Stock Acquisition Rights) to

Employees and Others

TOKYO, Japan – August 4, 2008 – The amount to be paid upon exercise of stock acquisition rights, to be granted in the form of stock options to employees of the Company, and directors and employees of subsidiaries and affiliates of the Company as decided by an executive officer of ORIX Corporation on July 17, 2008, was fixed today.

1. The Amount to be Paid Upon Exercise of Stock Acquisition Rights

174,670 yen per one (1) stock acquisition right (17,467 yen per one (1) share).

2. Recipients of the Stock Acquisition Rights

The stock acquisition rights are to be issued to a total of 489 individuals that includes employees of the Company, and directors, and employees of subsidiaries and affiliates of the Company.

The employees of the Company referred to above include persons who overlap as directors, corporate auditors or employees of the Subsidiaries etc. of the Company.

3. Number of Stock Acquisition Rights to be Issued

The number of stock acquisition rights to be issued shall be 11,310 units. The total number of shares to be issued or transferred upon exercise of the stock acquisition rights shall be 113,100 shares of the Company.

4. Total Issue Price of New Shares if Share Are Newly Issued Upon Exercise of Stock Acquisition Rights

1,975,517,700 yen.

Note:	The issuing conditions of stock acquisition rights other than the items described above are indicated in the press release entitled, “Issuance of Stock Options (Stock Acquisition Rights) to Employees and Others” announced on July 17, 2008.

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 26 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate-related finance, real estate, life insurance, and investment banking. For more details, please visit our website at: www.orix.co.jp/grp/index_e.htm

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4. Business Risks” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2007 – March 31, 2008.”

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August 4, 2008

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Communications

Nigel D.R. Simpson

Tel: +81-3-5419-5102

Fax: +81-3-5419-5901

E-mail: orixir@orix.co.jp

URL: www.orix.co.jp/index_e.htm

Announcement Regarding the Setting of Terms for Issuing Stock Options (Stock Acquisition Rights) to

Directors and Executive Officers

TOKYO, Japan – August 4, 2008 – The amount to be paid upon exercise of stock acquisition rights, to be granted in the form of stock options to directors and executive officers of the Company as decided by an executive officer of ORIX Corporation on July 17, 2008, was fixed today.

1. The Amount to be Paid Upon Exercise of Stock Acquisition Rights

174,670 yen per one (1) stock acquisition right (17,467 yen per one (1) share).

2. Recipients of the Stock Acquisition Rights

The stock acquisition rights are to be issued to a total of 27 individuals that includes 11 directors (including 6 executive officers) and 16 executive officers of the Company.

3. Number of Stock Acquisition Rights to be Issued

The number of stock acquisition rights to be issued shall be 3,480 units. The total number of shares to be issued or transferred upon exercise of the stock acquisition rights shall be 34,800 shares of the Company.

4. Total Issue Price of New Shares if Shares Are Newly Issued Upon Exercise of Stock Acquisition Rights

607,851,600 yen.

Note:	The issuing conditions of stock acquisition rights other than the items described above are indicated in the press release entitled, “Issuance of Stock Options (Stock Acquisition Rights) to Directors and Executive Officers” announced on July 17, 2008.

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 26 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate-related finance, real estate, life insurance, and investment banking. For more details, please visit our website at: www.orix.co.jp/grp/index_e.htm

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4. Business Risks” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2007 – March 31, 2008.”

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